FOR IMMEDIATE RELEASE

PRB GAS TRANSPORTATION AND ROCKY MOUNTAIN GAS SUBSIDIARY OF ENTERRA ENERGY SIGN DEFINITIVE AGREEMENT TO DEVELOP COAL BED METHANE PROPERTIES IN WYOMING AND MONTANA

PRB Reports Drilling Progress to Date and Plans for Future Development of Properties

PRB Enters Midstream Market with Gas Processing Plant

Denver, CO and Calgary, Alberta – September 7, 2005 – PRB Gas Transportation, Inc. (“PRB”) (AMEX:PRB) and Enterra Energy Trust ("Enterra") (NASDAQ: EENC, TSX: ENT.UN) today announced that they have finalized the definitive agreement to develop coal bed methane properties in an area of mutual interest in Wyoming and Montana (“AMI”).  As reported on July 12, 2005, PRB will have the right to earn up to a 50% working interest in certain properties of Enterra’s recently acquired subsidiary, Rocky Mountain Gas (“RMG”).  The RMG properties, which hold natural gas leases in Montana and Wyoming, include in excess of 130,000 net acres of coal bed methane production rights.

The final agreement enables PRB to provide up to $21.8 million to acquire, drill and develop coal bed methane properties owned by RMG in the Powder River Basin.  There are five development areas within the RMG properties.  As PRB expends capital, it will earn a 50% interest in the 80 acres around each well developed and, on completion of the development of an area as defined in the agreement, PRB will earn an interest in such development area.  On the expenditure of the $21.8 million within the AMI, PRB will have earned a 50% interest in all of the RMG properties whether or not the capital has been used to develop the RMG properties.  For properties purchased and developed by PRB within the AMI, PRB and Enterra will each own a 50% working interest and PRB will be the operator of those properties.  By funding the drilling and development on this acreage, PRB will also have the opportunity to gather the production on all properties except those currently dedicated to other gatherers.  PRB currently plans to divide the $21.8 million drilling and development budget fairly evenly between the Wyoming and Montana properties.  The Wyoming development areas include the North Gillette, South Gillette, Reno and Dilts acreage and the Montana property is Castle Rock.

Drilling To Date and Near-Term Plans

In anticipation of the signing of the agreement with Enterra, PRB has initiated a drilling program in the three development areas in Wyoming and is participating in a 63 well program in Castle Rock.  For the sake of continuity, PRB hired the RMG employees that are managing the RMG production for Enterra effective August 1, 2005, and as agreed, Enterra will reimburse PRB for the cost of these employees.  As production increases from the drilling program, PRB will begin to share on a proportionate basis the cost of these employees.

Thus far in Wyoming, PRB has drilled or completed eight wells.  Management anticipates these wells will be generating cash flow during the fourth quarter of 2005.  Plans call for having an additional rig deployed in North Gillette in mid-September where two more wells, which have necessary permits, will be drilled.  Management anticipates that drilling permits for 12 more wells in the North Gillette will be issued in September and plans to have a total of 24 wells drilled by the end of October 2005.  By the close of the first half of 2006, management expects to have nearly 140 wells drilled and completed on the Wyoming properties.

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PRB Gas Transportation News Release

September 7, 2005

A hearing with the Wyoming Oil & Gas Commission has been scheduled for September 13, 2005 in connection with the drilling of 20 wells in South Gillette.  It is management’s opinion that the necessary permitting will be obtained during November 2005.  Based upon this timetable, PRB plans to have drilled and completed 20 wells on the South Gillette acreage by 2005 year-end.

With respect to the Castle Rock acreage in Montana, PRB is participating in three wells that are currently being drilled.  Upon completion, the wells will enter a 30 day production test. After the evaluation of the well tests, the plan is to drill 60 more wells utilizing several drilling rigs.  The plan calls for all 63 wells to be producing by mid-year 2006.

PRB Enters Midstream Market

PRB also announced its entry into to the midstream gas market and it is in the process of constructing a new gas processing facility to service several producers.  The plant is expected to generate cash flow beginning in early 2006.

According to Robert W. Wright, “We have modified and expanded our business plan with the finalization of this agreement with Enterra which marks a major milestone in our corporate development.  This allows us to have greater control over our operations and since the signing of the Letter of Intent, we have been moving forward with our strategy of finding additional opportunities for gas processing and gathering by partnering with Enterra on these drilling programs.  As the drilling partner, we will also be earning a working interest in the gas production, the percentage of which will increase as our investment grows.  The production that we expect to have going in the fall should make PRB operating cash flow positive for the fourth quarter of 2005.  We are also very enthusiastic about the prospects of providing gathering services to producers in this area.”

Keith Conrad, President and CEO of Enterra added, “This is a win-win arrangement for both companies.  PRB has the know-how and access to capital to develop and expand our existing coal bed methane assets.  Enterra enjoys the benefits of the cash flow generated by the additional production on the properties without additional capital expenditures.”

PRB Gas Transportation, Inc. owns and operates natural gas gathering systems in the Rocky Mountain area.  PRB presently owns approximately 200 miles of pipeline and is gathering coal bed methane gas from more than 450 wells in Wyoming’s Powder River Basin.

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust operating in Western Canada.  Enterra acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development.  Enterra currently pays out a monthly distribution of US$0.16.  Additional information can be obtained at the Company’s website at www.enterraenergy.com

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PRB Gas Transportation News Release

September 7, 2005

Forward-Looking Statements

This news release may include certain statements concerning expectations for the future that are forward-looking statements.  Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond the control of the management of both PRB and Enterra.  PRB has detailed an extensive list of factors that can affect future results in the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission.  PRB undertakes no obligation to update or revise any forward-looking statements to reflect new information or events.

Company contacts:

Investor Relations:

PRB Gas Transportation, Inc.

The Equity Group Inc.

Robert W. Wright, Chairman and CEO

Linda Latman  (212) 836-9609

William P. Brand, Jr., Vice President – Finance

Andreas Marathovouniotis (212) 836-9611

(303) 308-1330

www.theequitygroup.com

www.prbtrans.com

Enterra Energy Trust

E. Keith Conrad, Pres. & CEO (403) 444-4306

Reg Greenslade, Chairman (403) 213-2507

www.enterraenergy.com